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                               CONTRACT AGREEMENT
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BEE SWEET ENTERPRISES                         INTERNATIONAL SHOPPING ALLIANCE
3732 Old Columbus Road N.W.                   6626 Central Avenue Pike
London, Ohio 43140                            Knoxville, TN 37912
(740) 845-0341                                (423) 688-5255

                          TERMS AND TEXT OF AGREEMENT

DIGITAL SATELLITE
G3R - Transponder number at our discretion

LENGTH OF CONTRACT
14 months beginning May 01, 1999

MONTHLY COST
Forty Two Thousand Dollars ($42,000.00)

LEASED EQUIPMENT INCLUDED IN PRICE
10 IRD's from Wegener Communications - Model #DVR 2000
01 Encoder from Wegener Communications - Model #DVT 2000
Our lease period is for the first 14 months of this contract. After 14 months the equipment becomes the property of ISA for a purchase price of one dollar per unit. ISA is given the ability to back out of this contract after the first 6 months with a 30 day notice of that intention. If ISA does execute the back out option after the first six months, all leased equipment will remain in the ownership of Bee Sweet Enterprises. The equipment is all brand new state of the art equipment and will carry all manufactures technical guarantees and warrantees.

RENEWAL CLAUSE
After the first 14 months have gone by and all payments have been paid by ISA, ISA can renew this contract at a rate of $37,000 a month for 4 additional 6 month periods, one six month period at a time.

INSTALLATION OF DIGITAL EQUIPMENT
Be Sweet Enterprises will handle all the installation and the testing of the new digital signal. The cost for the installation and testing is included in the $42,000 monthly fee. No other cost should be incurred by ISA unless some of their equipment isn't up to the standards of putting out the best digital signal. Our engineers have investigated your present equipment and feel the only questionable piece of equipment will be your up-converter. To show you what the signal should look like we will put up your signal using our truck and equipment. We will transfers everything over to your equipment for a comparison. Again, everything you presently have on hand now should do the trick. If for some reason it doesn't, ISA will be out the cost of obtaining better equipment. If that does become the case, ISA can buy from Bee Sweet at our actual invoice price. Last time we purchased a up-converter it cost us $8,100. We feel you will not need to purchase anything additional. All are in agreement your equipment should be sufficient.

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DIGITAL AIR TIME
09:00pm to 09:00am Eastern time - Seven days a week, throughout the entire contract. There will be no buy back option of unused air time. Additional air time can be obtained at preferred rates from Bee Sweet if needed.

ADDITIONAL IRD'S ALSO KNOWN AS DECODERS
IRD's above the initial 10 units can be purchased by ISA from Bee Sweet Enterprises for the purchase price of $1,500.00. We will also offer a lease to own program where ISA can obtain additional IRD's at $200 a month per unit for 8 months. ISA can then purchase the unit for one dollar each.

ADDITIONAL ENCODER
An additional encoder can be purchased from Bee Sweet Enterprises for Seventy-seven Thousand Dollars. The second option is given to ISA on a rental basis. The rent is Two Thousand Dollars a month ($2,000) and that price is not negotiable at all. The rental unit must remain in it's original box and can only be opened in case of an emergency.

GRANDFATHER RIGHTS ON CABLE
ISA will have 45 days from the signing of this contract to finalize any and all existing deals they have in progress for obtaining cable. A detailed list of companies approached must be given to Bee Sweet Enterprises in order for them be eligible for Grandfather rights. All future cable contracts used by ISA which were brought to them by sources other than Bee Sweet will earn Bee Sweet a commission of 3% of the gross figure paid by ISA.

CABLE EXCLUSIVITY FOR BEE SWEET ENTERPRISES
Bee Sweet will be given the rights to be the sole provider of cable for ISA (unless the 3% rule outlined above comes into play). All cable proposals will be presented to ISA on a net "all in" basis, which is industry standards. There will be no commissions due anyone, under no circumstances. All cable contracts will be signed off by ISA and they can pick, choose, or deny any deal that Bee Sweet presents to them for approval.

MONTHLY PAYMENT SCHEDULE
The monthly payments of $42,000 or $37,000 must be in Bee Sweet's office no later than the 27th of the month. For example: Your May 1999 payment must be in Bee Sweets office no later than April 27, 1999.

DOWN PAYMENT NEEDED TO SECURE EQUIPMENT FOR START UP DATE
In order to guarantee the new digital equipment would arrive to ISA for our scheduled kick off date a down payment of $13,212 was paid on March 25, 1999. The payment was made using my personal funds and I would appreciate being reimbursed immediately. The remaining balance of $28,788 must be paid to Bee Sweet by April 27, 1999.

STOCK FOR AUGIE BLEVINS
ISA will issue Augie Blevins a fair amount of it's stock for services rendered. The number issued to Blevins is at the discretion of ISA.

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    BY SIGNING THIS CONTRACT BOTH PARTIES AGREE AND ACCEPT THE TERMS AS IS.

BEE SWEET ENTERPRISES

By:       /s/ Augie Blevins                       Chief Operations Officer
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              Augie Blevins                              Title

Date signed:      3/26/99                             Fred Walker
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                                                         Witness
INTERNATIONAL SHOPPING ALLIANCE

By:       /s/ Gerald Durand                           President/CEO
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              Gerald Durand                              Title

Date signed:      3/29/99                            Jill Finstuen
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                                                         Witness